Exhibit (a)(1)(vi)

AMENDMENT NO. 1

TO

OFFER TO EXCHANGE

NEXPOINT STRATEGIC OPPORTUNITIES FUND

300 Crescent Court

Suite 700

Dallas, Texas 75201

OFFER TO EXCHANGE

COMMON SHARES, PAR VALUE $0.001 PER SHARE,

FOR

5.50% SERIES A CUMULATIVE PREFERRED SHARES, PAR VALUE $0.001 AND LIQUIDATION PREFERENCE $25.00 PER SHARE AND CASH

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON DECEMBER 10, 2020, UNLESS THE EXCHANGE OFFER IS EXTENDED (SUCH DATE AND

TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Exchange dated October 30, 2020 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Exchange”) relating to the offer by NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Company,” “we,” “us,” or “our”), to exchange the Company’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“Common Shares”), for newly-issued shares of the Company’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series A Preferred Shares”) and cash, on the terms and subject to the conditions set forth in the Offer to Exchange and in the accompanying letter of transmittal (the “Letter of Transmittal”). All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Exchange dated October 30, 2020.

This Amendment No. 1 should be read together with the Offer to Exchange and the Letter of Transmittal. All references to and requirements regarding the Offer to Exchange and the Letter of Transmittal shall be deemed to refer to the Offer to Exchange, as amended and supplemented by this Amendment No. 1, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Exchange Offer remain unchanged and in full force and effect.

*****

The date of this Amendment No. 1 is November 17, 2020

The Offer to Exchange is hereby amended and supplemented as follows:

1. The penultimate paragraph under the heading “2. What is the purpose of the Exchange Offer?” beginning on page 9 is hereby deleted and replaced in its entirety by the following:

If the Exchange Offer is fully subscribed, the net income earned by the Company (and therefore allocated to the holders of Common Shares) is estimated to decrease by approximately 0.29% per year due to the additional costs of paying dividends on the Series A Preferred Shares. This 0.29% decrease is equivalent to approximately $0.06 per Common Share. The Board and the Investment Adviser believe this reduction in income will be offset by the increase in NAV per Common Share, which as noted above is estimated to be up to 10.6%, or $1.77, per Common Share, assuming the Exchange Offer is fully subscribed at a price of $12.00 per Common Share. In addition, the Board and the Investment Adviser also believe that the leverage represented by the issuance of the Series A Preferred Shares will benefit the holders of the remaining Common Shares by, over the long term, increasing the income and/or capital appreciation attributable to the Common Shares. See “Risk Factors and Special Considerations—The Exchange Offer is expected to result in a reduction in income attributable to common shareholders.”

2. The last paragraph under the sub-heading “We are dependent on the Investment Adviser, its affiliates and their personnel. We may be unable to find suitable replacements if our management agreement is terminated.” on page 87 is hereby deleted and replaced in its entirety by the following:

On November 13, 2020, HCMLP filed an amended plan of reorganization and disclosure statement with the Court (the “Amended Plan”). Under the Amended Plan, if accepted by the Creditors and approved by the Court, HCMLP intends to terminate the Shared Services Agreement with the Investment Adviser. However, based upon on-going discussions with HCMLP, the Investment Adviser expects to be able to continue to receive these services through a transfer of personnel, equipment and facilities from HCMLP either to the Investment Adviser or to a third-party service provider. There can be no assurance that the Amended Plan will be accepted by the Creditors or approved by the Court.

3. The second paragraph under the sub-heading “Substantial Conflicts of Interest” on page 88 is hereby deleted and replaced in its entirety by the following:

On September 21, 2020, HCMLP filed of a plan of reorganization and disclosure statement with the Court (the “Filed Plan”). On October 9, 2020, Mr. Dondero resigned as an employee of HCMLP and as portfolio manager for all HCMLP-advised funds. As a result of these changes, the Investment Adviser is no longer under common control with HCMLP or a related person of HCMLP. Mr. Dondero continues to be a portfolio manager for the Investment Adviser. On November 13, 2020, HCMLP filed an amended plan of reorganization and disclosure statement with the Court (the “Amended Plan”). Under the Amended Plan, if accepted by the Creditors and approved by the Court, HCMLP intends to terminate the Shared Services Agreement with the Investment Adviser. However, based upon on-going discussions with HCMLP, the Investment Adviser expects to be able to continue to receive these services through a transfer of personnel, equipment and facilities from HCMLP either to the Investment Adviser or to a third-party service provider. There can be no assurance that the Amended Plan will be accepted by the Creditors or approved by the Court.

Future investment selection and determination may be expected to differ between HCMLP and the Investment Adviser. Employees of HCMLP providing services to the Investment Adviser could face conflicts arising from, for example, HCMLP and the Investment Adviser acting separately with respect to investment determinations on assets commonly held by clients respectively of HCMLP and the Investment Adviser, although any such persons will not have sole investment discretion with respect to any determination made by the Investment Adviser for its clients.

4. The third paragraph under the sub-heading “Preferred Shares” on page 104 is hereby deleted and replaced in its entirety by the following:

Upon a liquidation, each holder of the preferred shares will be entitled to receive out of the assets of the Company available for distribution to shareholders (after payment of claims of the Company’s creditors but before any distributions with respect to the Company’s Common Shares or any other shares of the Company ranking junior to the preferred shares as to liquidation payments) an amount per share equal to such share’s liquidation preference plus any accumulated but unpaid distributions (whether or not earned or declared, excluding interest thereon) to the date of distribution, and such shareholders shall be entitled to no further participation in any distribution or payment in connection with such liquidation. For so long as the Company is registered as an investment company under the 1940 Act, each series of the preferred shares will rank on a parity with any other series of preferred shares of the Company as to the payment of distributions and the distribution of assets upon liquidation. Each series of the preferred shares will be junior to the Company’s obligations with respect to any outstanding senior securities representing debt. The preferred shares carry one vote per share on all matters on which such shares are entitled to vote. The preferred shares will, upon issuance, be fully paid and nonassessable and will have no preemptive, exchange or conversion rights. The Board may by resolution classify or reclassify any authorized but unissued capital shares of the Company from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or terms or conditions of redemption. The Company will not issue any class of shares senior to the preferred shares.

5. The penultimate paragraph under the sub-heading “Committed Credit Facility, Master Repurchase Agreement and Revolving Credit Agreement” on page 120 is hereby deleted and replaced in its entirety by the following:

On February 16, 2018, the Company entered into a bridge credit agreement (the “Bridge Agreement”) with KeyBank, NA (“KeyBank”) whereby KeyBank agreed to loan the Company up to $36,500,000. The interest is paid at a rate of LIBOR + 2.00%. The Company paid an upfront fee of $182,500 to KeyBank as a condition to closing. On February 16, 2018, KeyBank loaned $20 million to the Company as a part of the Bridge Agreement. On May 29, 2018, the Company amended the Bridge Agreement with KeyBank whereby KeyBank agreed to loan the Company up to $71,500,000 with a refinancing date of August 31, 2018, subject to extensions. The Company paid an upfront fee of $52,500 to KeyBank as a condition to add the new maturity and updated commitment. On August 14, 2018, the Company amended and restated the Bridge Agreement with KeyBank whereby KeyBank agreed to loan the Company up to $75,000,000. On September 14, 2018, the available balance stepped down to $60,000,000. During 2019, the Company amended the Bridge Agreement several times to provide additional short-term financing of $37,500,000 and $40,000,000 (“2019 KeyBank Amendments”). The $37,500,000 was paid back during the year, and $22,000,000 remained outstanding on the second 2019 KeyBank Amendments as of December 31, 2019. The Company paid an upfront fee of $40,000 to KeyBank as a condition to closing these 2019 KeyBank Amendments. The maturity date is August 14, 2021 subject to extensions, and interest is paid at a rate of LIBOR + 2.00%. On October 30, 2020, the Company’s custodian failed to process interest payments owed to the Company on certain investments which resulted in the Company’s failure to make a payment to KeyBank in the amount of $3,000,000, which, pursuant to the terms of the Bridge Agreement, resulted in an event of default on November 4, 2020. On November 13, 2020, KeyBank provided a written waiver of the event of default and the Company repaid the outstanding amount due of $3,000,000.

As of December 31, 2019, the carrying value of the Committed Facility Agreement was $77,400,000. The fair value of the outstanding Committed Facility Agreement was estimated to be $77,676,961, and would be categorized as Level 3 within the fair value hierarchy. The fair value was estimated based on discounting the cash flows owed using a discount rate of 0.50% over the 90-day risk free rate.

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